# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

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# FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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Date of Report (Date of earliest event reported): October 18, 2016

# INDEPENDENCE HOLDING COMPANY

(Exact Name of Registrant as Specified in Charter)

| **DELAWARE** | **001-32244** | **58-1407235** |
|---|---|---|
| (State of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT** | **06902** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d 2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 5.02(d)  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

<u>Election of Directors</u>

The Board of Directors (the "Board") of Independence Holding Company (the "Company") increased, by written unanimous written consent, the number of directors from seven to nine members on September 7, 2016.  The Board filled the vacancies by appointing Mr. Ronald I. Simon and Ms. Teresa A. Herbert, the CFO and Sr. VP of the Company, to the Board.

The Company does not pay management directors for Board service in addition to their regular employee compensation.  Therefore, Ms. Herbert will not be receiving compensation for serving on the Board.

The general policy of the Board is that compensation for independent directors should be a mix of cash and equity. Mr. Simon is an independent director and will receive the following during 2016:

• An annual retainer of $36,000, pro-rated for the 2016 calendar year;
• $1,500 for each Board meeting attended; and
• 2,475 restricted share units, vesting ratably over the three annual anniversaries of the award, and contingent upon continuing service as a director.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**INDEPENDENCE HOLDING COMPANY**

Date:  October 18, 2016                By: /s/ Loan Nisser
                                           Loan Nisser
                                           Vice President and Secretary